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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Medstone International, Inc.

(Name of Issuer)

Common Stock, par value $.004 per share

(Title of Class of Securities)

5850C101

(CUSIP Number)

David V. Radlinski

Chairman and Chief Executive Officer

Medstone International, Inc.

100 Columbia, Suite 100

Aliso Viejo, California 92656

(949) 488-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No.

1.	Name of Reporting Person David V. Radlinski, as an individual and as trustee of The Radlinski Family Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0* 8. Shared Voting Power 227,049 9. Sole Dispositive Power 227,049 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,049

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person IN

*	See discussion and calculations in Item 5 below.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.004 per share, of Medstone International, Inc., a Delaware corporation (the “Issuer” or “Medstone”). The Issuer has its principal executive offices at 100 Columbia, Suite 100, Aliso Viejo, California 92656.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is being filed by David V. Radlinski, as an individual and as trustee of the Radlinski Family Trust (“Mr. Radlinski”).

(b) Mr. Radlinski’s business address is 100 Columbia, Suite 100, Aliso Viejo, CA 92656.

(c) Mr. Radlinski is the Chairman and Chief Executive Officer of Medstone, which has principal executive offices at 100 Columbia, Suite 100, Aliso Viejo, California 92656. Medstone is a manufacturer of lithotripsy systems and urology tables and a provider of fee-per-procedure lithotripsy services.

(d) During the last five years, Mr. Radlinski has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Radlinski has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Radlinski is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

As of November 11, 2003, Medstone, Prime Medical Services, Inc., a Delaware corporation (“Prime”), and a wholly-owned subsidiary of Prime (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which, subject to the terms and conditions set forth therein, Merger Sub will be merged into Medstone, as the surviving corporation Medstone will become a wholly-owned subsidiary of Prime, the Medstone shareholders will exchange their Medstone shares for shares of Prime common stock and Mr. Radlinski will enter into an employment agreement with Prime. To induce Prime to enter into the Merger Agreement, Mr. Radlinski entered into a Voting Agreement with Prime dated as of November 11, 2003 (the “Voting Agreement”). Neither Prime nor Mr. Radlinski has paid any additional consideration to the other in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement and Merger Agreements are Exhibits 1 and 2 to this Schedule 13D.

Item 4. Purpose of the Transaction.

(a) – (b) Pursuant to the Merger Agreement, Merger Sub will merge with and into Medstone (the “Merger”), Medstone, as the surviving entity (the “Surviving Corporation”), will become a wholly-owned subsidiary of Prime and the Medstone shareholders will exchange their Medstone shares for shares of Prime common stock. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Medstone and Prime. Reference is made to the terms and conditions set forth in the Merger Agreement, which are incorporated herein by reference.

Prime entered into the Voting Agreement with Mr. Radlinski whereby he shall, including by executing a written consent solicitation if requested by Prime, vote (or cause to be voted) all the shares of Medstone beneficially owned by him (which may include the 84,548 shares of common stock now owned by him as trustee of The Radlinski Family Trust, up to 300,000 shares that may be issued to him, subject to vesting requirements, upon exercises of options now held by him, and any other shares acquired by him in the future): (i) in favor of the Merger, the adoption by Medstone of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated therein and (ii) against any transaction, agreement, matter or Target Acquisition Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement.

(c) Not applicable.

(d) Immediately after giving effect to the consummation of the transactions contemplated by the Merger Agreement, Prime will appoint the directors of the Surviving Corporation, and such directors will appoint the officers of the Surviving Corporation.

(e) Not applicable.

(f) Immediately after giving effect to the consummation of the transactions contemplated in the Merger Agreement, the current business of Medstone will be managed and operated by Prime through the Surviving Corporation.

(g) In connection with the Merger, Merger Sub’s certificate of incorporation and bylaws immediately before the Merger will become the Surviving Corporation’s certificate of incorporation and bylaws immediately after the Merger.

(h) After consummation of the Merger, Medstone common stock will cease to be authorized to be quoted on the NASDAQ National Market.

(i) After consummation of the Merger, the Medstone common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as indicated in this statement on Schedule 13D, neither Prime nor Mr. Radlinski has any specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (i) of this Item 4 of Schedule 13D.

The foregoing summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the texts of the Merger Agreement and the Voting Agreement, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) 84,548 shares of Medstone common stock are owned of record and beneficially by Mr. Radlinski as trustee of the Radlinski Family Trust. An additional 142,501 shares of Medstone common stock are also owned beneficially by Mr. Radlinski individually, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, because they are issuable upon exercises of options held by him which are exercisable within 60 days. Such shares together (the “Shares”) represent 5.8% of the total of the 3,758,220 shares of Medstone common stock presently outstanding (excluding treasury shares) plus those 142,501 option shares of common stock.

(b) Mr. Radlinski, subject to the terms of the Voting Agreement, has the sole power to vote or direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares.

As a result of entering into the Voting Agreement, Prime may be deemed to share with Mr. Radlinski the power to vote, and to be the beneficial owner of, the Shares. Notwithstanding the foregoing, however, Prime (i) is not entitled to any rights as a stockholder of Medstone with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. Prime does not own any Shares and, in its Schedule

13D filed on November 12, 2003, disclaimed beneficial ownership of any shares of Medstone common stock (including the Shares).

(c) Except as described herein, there have been no transactions in shares of Medstone common stock by Mr. Radlinski during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the matters set forth herein in response to Items 3-5 above, Mr. Radlinski is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Medstone, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc. and David Radlinski, as an individual and as trustee of The Radlinski Family Trust (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated herein by reference to, Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.2 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated herein by reference to, Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.1 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2003

/s/ David Radlinski, Trustee

David Radlinski, as an individual and as trustee of The Radlinski Family Trust

EXHIBIT INDEX

Exhibit 1	Voting Agreement dated as of November 11, 2003, by and among Prime Medical Services, Inc., Medstone International, Inc. and David Radlinski, as an individual and as trustee of The Radlinski Family Trust (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated herein by reference to, Exhibit 10.2 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.2 to Current Report on Form 8-K filed by Medstone on November 12, 2003).

Exhibit 2	Agreement and Plan of Merger dated as of November 11, 2003, by and among Prime Medical Services, Inc., ABC Merger, Inc. and Medstone International, Inc. (filed with the Commission under the Securities Exchange Act of 1934 as, and incorporated herein by reference to, Exhibit 10.1 to Current Report on Form 8-K filed by Prime on November 12, 2003 and Exhibit 2.1 to Current Report on Form 8-K filed by Medstone on November 12, 2003).